BERRY PLASTICS CORPORATION
101 Oakley Street
Evansville IN 47710

March 26, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention:              Terence O’Brien
Tracey Houser

RE:	Berry Plastics Corporation

Form 10-K for the Fiscal Year Ended September 27, 2008

Filed December 16, 2008

Form 10-Q for the Fiscal Quarter Ended December 27, 2008

File No. 33-75706-01

Dear Mr. O’Brien and Ms. Houser:

Please find below the responses of Berry Plastics Corporation (“Berry Plastics”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of March 16, 2009 regarding Berry Plastics’ Form 10-K for Fiscal Year Ended September 27, 2008 (the “Form 10-K”), and Form 10-Q for the Fiscal Quarter Ended December 27, 2008 (the “Form 10-K”).  Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Acquisitions, Disposition and Facility Rationalizations, page 26

1.
We note your responses to comments 3 and 4 in our letter dated February 26, 2009.  In future filings, please also disclose that while you estimate the expected benefits on earnings from the integration of acquired entities and from restructuring activities, you are unable to confirm the ultimate effects on earnings along with the reason(s) why.  This disclosure will allow investors to better understand your statements regarding the significant reductions in costs you have historically achieved.

Securities and Exchange Commission
March 26, 2009

2.
The Company will modify future filings beginning with the March 28, 2009 Form 10-Q to disclose we are unable to confirm expected benefits on earnings from the integration of acquired entities along with the reason(s) why.

Discussion of Results of Operations, page 27

3.
We note your response to comment 6 in our letter dated February 26, 2009.  While the disclosures you intend to include in future filings appear to provide investors with a better overview of the general issues you are facing related to raw material costs and your expectations for your future results, we continue to urge you to provide investors with a more comprehensive discussion and analysis of your results of operations in future filings.  As previously noted, your discussion and analysis of your results of operations is to provide investors with sufficient information to understand the historical trends as seen through the eyes of management.  We also previously provided you with one example of where we noted that you could have provided investors with a more detailed analysis of your net sales within MD&A’s results of operations section.  Please confirm that you will revise your results of operations discussion and analysis in future filings to provide investors with a more comprehensive discussion and analysis.  Please refer to Item 303 of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

The Company will revise future filings beginning with the March 28, 2009 Form 10-Q to include a more comprehensive discussion of operations within the MD&A’s results of operations section.

Liquidity and Capital Resources, page 30

4.
We note your response to comment 8 in our letter dated February 26, 2009.  As previously requested, please disclose the actual ratios and amounts achieved for the current reporting period for your financial covenants.  As you have registered debt, it would appear this information is material to your investors.  Refer to Section 501.13.c. of the Financial Reporting Codification for guidance.

The Company will modify future filings beginning with the March 28, 2009 Form 10-Q to disclose in more detail our debt covenants.  Our draft of wording is as follows:

Our fixed charge coverage ratio, as defined in the revolving credit facility, is calculated based on a numerator consisting of Adjusted EBITDA less pro forma adjustments, income taxes paid in cash and capital expenditures, and a denominator consisting of scheduled principal payments in respect of indebtedness for borrowed money, interest expense and certain distributions.  We are obligated to sustain a minimum fixed charge coverage ratio of 1.0 to

Securities and Exchange Commission
March 26, 2009

1.0 under the revolving credit facility at any time when the aggregate unused capacity under the revolving credit facility is less than 10% of the lesser of the revolving credit facility commitments and the borrowing base (and for 10 business days following the date upon which availability exceeds such threshold) or during the continuation of an event of default.  Our fixed charge ratio as of December 27, 2008 was 1.0 to 1.0.  At December 27, 2008, the Company had unused borrowing capacity of $166.7 million under the revolving credit facility subject to a borrowing base and thus was not subject to the minimum fixed charge coverage ratio covenant.

Despite not having any financial maintenance covenants, our debt agreements contain certain negative covenants.  The failure to comply with these negative covenants could restrict our ability to incur additional indebtedness, effect acquisitions, enter into certain significant business combinations, make distributions or redeem indebtedness.  The term loan facility contains a negative covenant of a first lien secured leverage ratio of equal to or less than 4.0 to 1.0 on a pro forma basis for the proposed transaction, such as an acquisition or incurrence of additional first lien debt.  Our first lien secured leverage ratio was 3.9 to 1.0 as of December 27, 2008.

Item 9A.   Controls and Procedures, page 40

(a) Evaluation of disclosure controls and procedures, page 40

5.
We note your response to comment 15 in our letter dated February 26, 2009.  It is unclear how the disclosure you intend to include in future filings is responsive to our comment.  In this regard, Rule 13a-15(b) states, “[e]ach such issuer’s management must evaluate, with the participation of the issuer’s principal executive and principal financial officers, or persons performing similar functions, the effectiveness of the issuer’s disclosure controls and procedures, as of the end of each fiscal quarter…”  Please revise your disclosure in future filings accordingly.  Please also refer to Item 307 of Regulation S-K for guidance.

The Company will revise future filings beginning with the March 28, 2009 Form 10-Q to disclose our principal executive and principal financials officers’ evaluation of the effectiveness of our disclosure controls and procedures as of the end of each fiscal quarter as required by Rule 13a-15(b).

Management’s Report on Internal Control over Financial Reporting, page 40

6.
We note your response to comment 16 in our letter dated February 26, 2009.  In addition to disclosing the framework you used to evaluate the effectiveness of your internal control over financial reporting, please also disclose management’s conclusion of the effectiveness of your internal control over financial reporting.  In this regard, we note that you identified

Securities and Exchange Commission
March 26, 2009

7.
material weaknesses as of September 27, 2008.  Therefore, you should have disclosed that your internal control over financial reporting is ineffective as of September 27, 2008.  Please confirm to us that you will disclose your conclusion in your next annual report on Form 10-K.  Refer to Item 308T(a)(3) of Regulation S-K for guidance.

The Company will modify future filings beginning with the September 26, 2009 Form 10-K to disclose management’s conclusion of the effectiveness of our internal control over financial reporting.

2.	Acquisitions and Dispositions, page F-16

8.
We note your response to comment 17 in our letter dated February 26, 2009.  It is unclear from your response if you also will disclose the nature and amount of any material adjustments made to the initial allocation of the purchase price in future filings.  Please confirm.  Refer to paragraph 51.h. of SFAS 141 and paragraphs 71-72 of SFAS 141R for guidance.

The Company will modify future filings beginning with the March 28, 2009 Form 10-Q to disclose any material adjustments made to the initial allocation of the purchase price.

5.	Lease and Other Commitments and Contingencies, page F-24

9.
We note your response to comment 18 in our letter dated February 26, 2009.  Specifically, you note that the $14.2 million asset retirement obligation liability recognized primarily is within the scope of SFAS 13 with an immaterial portion of the liability falling within the scope of SFAS 143.  As previously requested, please explain to use how you determined your asset retirement obligation liabilities are immaterial.  Also, please confirm to us that none of your capital leases, owned property, and formerly owned property has material asset retirement obligations.  If you believe the asset retirement obligation liabilities for any of these fixed assets is immaterial, please explain to us how you arrived at this conclusion.  Otherwise, please provide us with the disclosures you intend to include in future filings to address the disclosure requirements in paragraph 22 of SFAS 143.

We have recorded retirement obligations related to our operating leases in accordance with SFAS 13 and SFAS 143.  This liability is related to 33 facilities none of which are individually material.  The majority of the liability consists of minimum lease payments as defined by SFAS 13.  The remainder of the liability relates to asset retirement obligations recorded in accordance with SFAS 143.  They are as follows:

Securities and Exchange Commission
March 26, 2009

September 27, 2008 (in thousands)
Facility 1	$242.9
Facility 2	224.6
Facility 3	392.8
Facility 4	206.5
Facility 5	372.5
Facility 6	299.0
Facility 7	445.9
Facility 8	158.2
Facility 9	262.7
Facility 10	205.6
Facility 11	212.3
Facility 12	229.7
Facility 13	427.7
Facility 14	225.5
Facility 15	843.2
Facility 16	463.8
Facility 17	346.0
Facility 18	191.4
Facility 19	411.7
Facility 20	503.4
Facility 21	137.5
Facility 22	180.7
Facility 23	216.8
Facility 24	170.2
Facility 25	130.2
Total Minimum Lease Payments or Contingent Rentals (SFAS 13)	$7,500.8

Facility 26	$1,769.3
Facility 27	61.1
Facility 28	1,195.4
Facility 29	61.0
Facility 30	884.7
Facility 31	618.3
Facility 32	212.2
Facility 33	1,920.4
Total ARO Obligation (SFAS 143)	$6,722.4

Securities and Exchange Commission
March 26, 2009

The SFAS 143 liability is $6.7 million, which is 0.15% of the Company’s total liabilities as of September 27, 2008.  We believe this amount is immaterial for disclosure purposes.  None of the Company’s capital leases, owned property, and formerly owned property has material asset retirement obligations.

*   *   *   *

Please contact me ((812) 306-2234) or either Andrew J. Nussbaum ((212) 403-1269) or Ante Vucic ((212) 403-1370) of Wachtell, Lipton, Rosen & Katz, special counsel to the Company, if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

/s/ James M. Kratochvil
James M. Kratochvil
                                        Executive Vice President, Chief Financial Officer, Treasurer and Secretary
                                        Berry Plastics Corporation

cc:	Ira G. Boots, Chief Executive Officer
Jeff Thompson, General Counsel
Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz
Ante Vucic, Wachtell, Lipton, Rosen & Katz